Sale update: Banksy



We're pleased to report that we've agreed to sell Banksy's "Mona Lisa" for $1,500,000 after just 12 months, resulting in a return of 32% (net of all costs and fees) to investors in our initial offering.

Trading for this offering is currently suspended and we expect to receive the sale proceeds within the next 30 days. Once received, we will be in in contact with shareholders to provide them with distribution instructions.

$1,039,000	$1,500,000
Initial Public Offering	Masterworks Sale

+32%

Annualized return (net of all costs and fees)

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Sale update: Masterworks agrees to sell Banksy's "Mona Lisa" for an annualized return of 32% to investors

M
Masterworks Research
Published Oct 21, 2020



On October 21, 2019, Masterworks offered Banksy's "Mona Lisa" to investors at an offering price of $1,039,000. Today, we are pleased to announce that we have agreed to sell the painting for $1,500,000, resulting in a net annualized return of 32% over the initial offering price of $20.00.[1]

Since our offering, Banksy's market has accelerated considerably, including setting a new artist record at $12.2 million in October 2019. Against the backdrop of a rising Banksy market, we believe it is important to respond to compelling opportunities to deliver realized returns to our investors and redeploy capital into future transactions.

For investors in "Mona Lisa", we believe the sales price achieved represents an attractive outcome with a net realized return of 32%—twice the return on the S&P 500 total return over the same period and twice the historical artist market return.[2] The sale price also represents a premium to over 20 other Banksy works we have been offered privately, including his famed "flower thrower" series.[3]


"Mona Lisa" vs. S&P Total Return (Oct 2019–Oct 2020)
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Banksy "Mona Lisa"
Net Annualized Return
S&P 500
Total Return

Amid continued uncertainty in traditional markets, we see this transaction as a win for our investors and another example of the non-correlated nature of blue-chip art as an investment.

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1. Based on estimated distributable proceeds per Class A Share of $26.67
2. Based on the S&P 500 Total Return from October 21, 2019 to October 20, 2020 (16.7%)
3. Based on average annual same sale return pairs as disclosed in the Masterworks 003, LLC offering statement dated September 30, 2019 (12.37%)